ATCO
GROUP

Corporate Office

[redacted]

07028034

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

October 29, 2007

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 - Declaration of Dividends and Press Release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

SEC MAIL PROCESSING
RECEIVED
NOV 6 2007
WASH. D.C.
160
SECTION

ATCO 60 years 2007

dlw 11/16

FILE NO. 82-34744

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU	.315	CAD	10/25/2007	11/07/2007	12/01/2007
CU.X	.315	CAD	10/25/2007	11/07/2007	12/01/2007
CU.PR.A	.3625	CAD	10/25/2007	11/07/2007	12/01/2007
CU.PR.B	.3750	CAD	10/25/2007	11/07/2007	12/01/2007

Filed on behalf of the Issuer by:

Name:	Leigh-Anne Norris
Phone:	(403) 292-7579
Email:	Leigh-Anne.Norris@atco.com
Submission Date:	10/25/2007
Last Updated:	10/25/2007

END